SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Standard & Poor’s Ratings Services (Standard & Poor’s) dated November 3, 2005 announcing that Standard & Poor’s raised 25 non-sovereign credit ratings in Latin America and Asia/Pacific region following a review of the transfer and convertibility risk in these markets. As a result of this re-assessment, PLDT’s foreign currency rating was upgraded two notches to BB+ with a stable outlook from BB- with a negative outlook.

November 7, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Standard & Poor’s Ratings Services (Standard & Poor’s) attached thereto.

On November 3, 2005, Standard & Poor's announced that it raised 25 non-sovereign credit ratings in Latin America and Asia/Pacific region following a review of the transfer and convertibility risk in these markets. According to Standard & Poor's, the reassessment of the transfer and convertibility risk means that certain issuers that are deemed to be well insulated from direct and indirect sovereign risk may achieve a foreign currency rating that exceeds the sovereign foreign currency rating. As a result of this reassessment, PLDT's foreign currency rating was upgraded two notches to BB+ with a stable outlook from BB- with a negative outlook.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

November 7, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release issued by Standard & Poor’s Ratings Services (Standard & Poor’s) attached thereto.

On November 3, 2005, Standard & Poor's announced that it raised 25 non-sovereign credit ratings in Latin America and Asia/Pacific region following a review of the transfer and convertibility risk in these markets. According to Standard & Poor's, the reassessment of the transfer and convertibility risk means that certain issuers that are deemed to be well insulated from direct and indirect sovereign risk may achieve a foreign currency rating that exceeds the sovereign foreign currency rating. As a result of this reassessment, PLDT's foreign currency rating was upgraded two notches to BB+ with a stable outlook from BB- with a negative outlook.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  November 7, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release issued by Standard & Poor’s Ratings Services (Standard & Poor’s).

On November 3, 2005, Standard & Poor's announced that it raised 25 non-sovereign credit ratings in Latin America and Asia/Pacific region following a review of the transfer and convertibility risk in these markets. According to Standard & Poor's, the reassessment of the transfer and convertibility risk means that certain issuers that are deemed to be well insulated from direct and indirect sovereign risk may achieve a foreign currency rating that exceeds the sovereign foreign currency rating. As a result of this reassessment, PLDT's foreign currency rating was upgraded two notches to BB+ with a stable outlook from BB- with a negative outlook.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: November 7, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Research:

25 Ratings Raised Based Upon Reduced Risk Of FOREX Controls

Publication date: 03-Nov-2005
Primary Credit Analysts: Laura Feinland Katz, New York (1) 212-438-7893;

laura_feinland_katz@standardandpoors.com

Marie Cavanaugh, New York (1) 212-438-7343;

marie_Cavanaugh@standardandpoors.com

Media Contact: Mimi Barker, New York (1) 212-438-5054;

mimi_barker@standardandpoors.com

NEW YORK (Standard & Poor's) Nov. 3, 2005--Standard & Poor's Ratings Services
said today that it raised 25 nonsovereign credit ratings—15 ratings in Latin
America and 10 ratings in the Asia/Pacific region—following a review of the transfer and convertibility risk in these markets (see Ratings List).
      "The evidence shows that sovereigns in political and economic stress are less likely to restrict nonsovereign entities' access to foreign exchange needed for debt service," said Standard & Poor's Managing Director Laura
Feinland Katz. "As a result, Standard & Poor's today also raised the ratings associated with the risk of foreign exchange controls in 27 countries," she added.
     An article published today and available on RatingsDirect, Standard &
Poor's Web-based credit research and analysis system, entitled "Ratings
Associated With Risk Of Foreign Exchange Controls Raised in 27 Countries,"
explains the reassessment of cross-border transfer and convertibility (T&C)
risk. Further information on how the criteria are applied to various types of entities and issue ratings can be found in a companion criteria article entitled, "Ratings Above The Sovereign: Foreign Currency Rating Criteria
Update," also published today and available on RatingsDirect.
     A teleconference will be held on Friday, Nov. 4, 2005, at 10:00 a.m.
Eastern Standard Time to discuss the rating changes (see Teleconference
Information below for dial-in instructions). The ratings raised as a result of this reassessment are shown below. Some companies already had ratings above the sovereign foreign currency rating, and are not included in the Ratings
List.
      "In effect, the reassessment of T&C risk means that certain issuers that are deemed to be well insulated from direct and indirect sovereign risk may achieve a foreign currency rating that exceeds the sovereign foreign currency rating," Mrs. Feinland Katz explained. "These entities will tend to be those that demonstrate moderate leverage, strong free-cash-flow generation, and competitive business profiles. Other factors taken into consideration include strong offshore parent support, geographical diversity of operations, and structural support features," she concluded.

Teleconference Information
Live dial-in numbers:
U.S./All others: 1-484-630-6253
Singapore: 65-6883-9196
Spain: 34-91-414-15-45

U.K.: 44-20-7943-5370
Conference ID#: 6148791
Passcode: SANDP

Replay number: 1-203-369-0203
Replay will expire on Friday, Nov. 11, 2005

Live audio streaming:
URL: http://www.mymeetings.com
Under events, select join an event
Conference ID#: 6148791
Passcode: SANDP

Replay Web streaming:
URL: http://www.mymeetings.com
Under events, select join an event
Conference ID#: 6148791
Passcode: SANDP
Web replay streaming will expire on Friday, Dec. 2, 2005

Ratings List
                                 To             From
Latin America:

Federative Republic of Brazil
Foreign currency rating          BB-/Stable/B
ALCOA Aluminio S.A..             BB+/WatchPos.  BB-/Stable
Aracruz Celulose S.A.            BBB-/Stable    BB-/Stable
Braskem S.A.                     BB/Stable      BB-/Stable
Camargo Correa Cimentos S.A.    BB/Stable      BB-/Stable
Companhia Siderurgica Nacional
  (CSN)                         BB/Stable      BB-/Stable
Gerdau S.A.                     BB+/Stable     BB-/Stable
Klabin S.A.                     BB/Stable      BB-/Stable
Sadia S.A.                      BB/Stable      BB-/Stable
Tele Norte Leste Participacoes
  S.A.                          BB/Stable      BB-/Stable
Usina Siderugicas de Minas
  Gerais (Usiminas)             BB/Positive    BB-/Stable
Votorantim Participacoes S.A.   BBB-/Stable    BB-/Stable

United Mexican States
Foreign currency rating         BBB/Stable/A-3
America Movil S.A. de C.V.      BBB+/Stable    BBB/Stable
Grupo Bimbo, S.A. de C.V.       BBB+/Stable    BBB/Stable
Kimberly-Clark de Mexico
  S.A. de C.V.                  A-/Stable      BBB+/Stable
Telefonos de Mexico
  S.A. de C.V.                  BBB+/Stable    BBB/Stable

Asia/Pacific:

Republic of India
Foreign currency rating         BB+/Stable/B
Infosys Technologies Ltd.       BBB/Stable      BBB-/Stable

Tata Steel Ltd.                 BBB/Stable      BB+/Stable

Republic of Indonesia
Foreign currency rating         B+/Stable/B
Sampoerna International
  Finance Co. B.V.              BB+/Stable      BB-/Stable
PT Bank Mandiri (Persero)       BB-/Stable      B+/Stable
PT Bank Danamon Indonesia Tbk   BB-/Stable      B+/Stable

Republic of Philippines
Foreign currency rating         BB-/Negative/B
Globe Telecom Inc.              BB+/Stable      BB-/Negative
Philippine Long Distance
  Telephone Co.                 BB+/Stable      BB-/Negative
Universal Robina Corp           BB/Stable       BB-/Negative
San Miguel Corp.                BB/Negative     BB-/Negative

Kingdom of Thailand
Foreign currency rating         BBB+/Stable/A-2
Advanced Info Service

Public Co. Ltd A-/Stable BBB+/Stable

Additional Contacts: Milena Zaniboni, Sao Paulo (55) 11-5501-8945;

milena_zaniboni@standardandpoors.com

Eduardo Uribe, Mexico City (52) 55-5081-4408;

eduardo_uribe@standardandpoors.com

Michael Petit, Tokyo (81) 3-4550-8701;

michael_petit@standardandpoors.com

John Bailey, Hong Kong (852) 2533-3530;

john_bailey@standardandpoors.com

David T Beers, London (44) 20-7176-7101;

david_beers@standardandpoors.com

Emmanuel Dubois-Pelerin, Paris (33) 1-4420-6673;

emmanuel_dubois-pelerin@standardandpoors.com

Scott Bugie, Paris (33) 1-4420-6680;

scott_bugie@standardandpoors.com

The report is available to subscribers of RatingsDirect, Standard &Poor's Web-based credit research and analysis system, atwww.ratingsdirect.com. If you are not a RatingsDirect subscriber, you maypurchase a copy of the report by calling (1) 212-438-9823 or sending an e-mailto research_request@standardandpoors.com. Ratings information can also befound on Standard & Poor's public Web site at www.standardandpoors.com; underCredit Ratings in the left navigation bar, select Find a Rating, then CreditRatings Search. All Standard & Poor's research information is accessible for24 hours after publication on the public Web site. Members of the media mayrequest a copy of this report by contacting the media representative provided.

Analytic services provided by Standard & Poor's Ratings Services (Ratings Services) are the result of separate activities designed to preserve the independence and objectivity of ratings opinions. The credit ratings and observations contained herein are solely statements of opinion and not statements of fact or recommendations to purchase, hold, or sell any securities or make any other investment decisions. Accordingly, any user of the information contained herein should not rely on any credit rating or other opinion contained herein in making any investment decision. Ratings are based on information received by Ratings Services. Other divisions of Standard & Poor's may have information that is not available to Ratings Services. Standard & Poor's has established policies and procedures to maintain the confidentiality of non-public information received during the ratings process.

Ratings Services receives compensation for its ratings. Such compensation is normally paid either by the issuers of such securities or third parties participating in marketing the securities. While Standard & Poor's reserves the right to disseminate the rating, it receives no payment for doing so, except for subscriptions to its publications. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: November 7, 2005